UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2010

(Commission File No. 001-34429),

PAMPA ENERGIA S.A.
(PAMPA ENERGY INC.)

Argentina
(Jurisdiction of incorporation or organization)

Ortiz de Ocampo 3302
Building #4
C1425DSR
Buenos Aires
Argentina
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ___X___ Form 40-F ______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______ No ___X___

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

City of Buenos Aires, April 26, 2010

To
ARGENTINE SECURITIES COMMISSION
Issuing Companies Assistant Manager’s Office
25 de Mayo 175
City of Buenos Aires

Re.: General Ordinary and Extraordinary Shareholders’ Meeting of Pampa Energía S.A. held on April 23, 2010

Ladies and Gentlemen,

   I address the Comisión Nacional de Valores (Argentine Securities Commission) (the “CNV”), in my capacity as Market Relations Officer of Pampa Energía S.A. (the “Company” or “Pampa”), in order to comply with the provisions of section 4, Chapter II.4, Book I of the CNV Rules in connection with the General Ordinary and Extraordinary Shareholders’ Meeting of the Company held on April 23, 2010 (the “Shareholders’ Meeting”).

In this sense, below is a summary of the resolutions adopted on each item of the Agenda by the Shareholders’ Meeting:

1)	Appointment of two shareholders to approve and sign the minutes.

The Shareholders’ Meeting unanimously resolved with the votes capable of being cast, to appoint the representatives of shareholders Pampa Holdings LLC and The Bank of New York Mellon to sign the Meeting’s minutes.

2)
Consideration of the Company’s Annual Report, Financial Statements, including Balance Sheets, Statements of Income, Statements of Shareholders’ Equity, Statements of Cash Flows, and Notes and Exhibits to the Individual Financial Statements, and Consolidated Financial Statements of the Company and its controlled companies, including Consolidated Balance Sheets, Consolidated Statements of Income, Consolidated Statements of Cash Flows, Notes and Exhibits to the Consolidated Financial Statements, all for the fiscal year ended December 31, 2009, Management’s Discussion and Analysis required by the regulations of the Argentine Securities Commission, Additional Information required by Section 68 of the Listing Regulations of the Buenos Aires Stock Exchange, Auditor’s Report and Supervisory Committee’s Report, all for the fiscal year ended December 31, 2009. Consideration of distribution of advance dividends pursuant to the terms of Section 224 of the Business Companies Law No. 19,550 as amended. Consideration of the Company’s Board of Directors’ performance as concerns the acquisition of own shares for $84,630,538 during fiscal year 2009.

The Shareholders’ Meeting resolved, by a majority of votes capable of being cast and with the negative votes identified by the representative of shareholder The Bank of New York Mellon and the abstentions identified by the representative of shareholder The Bank of New York Mellon and the representative of shareholders Marcos Marcelo Mindlin, Gustavo Mariani and Ricardo Alejandro Torres:

(i)
To omit reading the financial documents under consideration as the content thereof was known by the Shareholders since it was made lawfully available prior to the Shareholders’ Meeting and within the relevant statutory terms;

(ii)
To approve the referred financial documents as they had been submitted by the Board of Directors, empowering the Chairman to accept potential formal amendments that may be required by the respective supervisory entities, provided that such amendments are not objected to by the Supervisory Committee or the certifying accountant;

(iii)
To approve the advance dividend declared by the Company’s Board of Directors at its meeting No. 2051 dated December 18, 2009 to offset the amount of the Personal Assets Tax payable by the Company for fiscal year 2009 for the aggregate amount of $18,314,330.10, the payment of which was deferred to March 26, 2010; and

(iv)	To approve the resolutions adopted by the Company’s Board of Directors as regards the purchase of own shares for $84,630,538 during fiscal year 2009.

3) Consideration of allocation of net income

The Shareholders’ Meeting unanimously resolved, with the votes capable of being cast:

(i)	To take notice of the net income for the fiscal year ended December 31, 2009, equivalent to $214,736,821;

(ii)	To allocate the sum of $10,736,841 to increase the statutory reserve; and

(iii)	To allocate the balance of the net income to increase the Unappropriated Income account.

4) Consideration of Board of Directors’ and Supervisory Committee’s performance.

The Shareholders’ Meeting resolved, by a majority of votes capable of being cast and with the abstentions identified by the representative of shareholders Marcos Marcelo Mindlin, Gustavo Mariani and Ricardo Alejandro Torres:

(i)	To approve the performance of the members of the Company’s Supervisory Committee for the duties discharged during fiscal year ended December 31, 2009;

(ii)	To approve the performance of the members of the Company’s Board of Directors for the duties discharged during fiscal year ended December 31, 2009; and

(iii)	To thank the members of the Company’s Supervisory Committee and the Board of Directors for their performance during the referred fiscal year.

5) Consideration of fees payable to the Supervisory Committee and Independent Auditor

The Shareholders’ Meeting resolved, by a majority of votes capable of being cast and with the negative votes identified by the representative of shareholder The Bank of New York Mellon:

(i)
To approve an amount of fees of $221,433 payable to Messrs. José Daniel Abelovich, Damián Burgio and Walter Antonio Pardi, statutory auditors of the Company, for the duties discharged during the fiscal year ended December 31, 2009; and

(ii)
To approve an amount of fees of $2,628,282 payable to Price Waterhouse & Co. S.R.L. as Independent Auditors of the Company, which includes the sum of $983,432 as audit fees related to the ADS registration proceedings before the New York Stock Exchange (NYSE) performed during fiscal year 2009.

6) Consideration of fees payable to the Board of Directors for the fiscal year ended December 31, 2009 for $5,699,075.40 (total fees). Authorization for the Board of Directors to pay advance fees to the Directors until the Shareholders’ Meeting that deals with the next financial statements.

The Shareholders’ Meeting resolved, by a majority of votes capable of being cast and with the negative votes identified by the representative of shareholder the Bank of New York Mellon and the abstentions identified by the representative of shareholders Marcelo Mindlin, Gustavo Mariani and Ricardo Alejandro Torres:

(i)	To approve the amount of $5,699,075.40 as fees payable to the Board of Directors for the fiscal year ended December 31, 2009; and

(ii)
To empower the Board of Director to receive advance fees until the next Shareholders’ Meeting that deals with the financial statements as of December 31, 2010, without considering to that effect the fees and other awards that they may receive due to their labor relationship with the Company.

7) Consideration of resignation tendered by Mr. Alfredo Mac Laughlin to his position as Director of the Company. Renewal of one third of the Board members. Appointment of alternate directors. Appointment of regular and alternate members of the Supervisory Committee.

The Shareholders’ Meeting resolved, by a majority of votes capable of being cast and with the negative votes identified by the representative of shareholder The Bank of New York Mellon:

(i)	To approve the resignation and to appreciate the performance of Mr. Alfredo Mac Laughlin to his position as Director of the Company;

(ii)	To reelect Messrs. Diego Martín Salaverri and Pablo Adrián Grigio Campana as Directors of the Company;

(iii)	To appoint Mr. Luis Andrés Caputo as Independent Director;

(iv)	To renew the offices of Messrs. Pablo Díaz, Alejandro Mindlin, Gabriel Cohen and Carlos Tovagliari as Alternate Directors;

(v)	To reelect Messrs. José Daniel Abelovich and Damián Burgio as the company’s Statutory Auditors and Messrs. Marcelo Héctor Fuxman and Germán Wetzler Malbrán as Alternate Statutory Auditors; and

(vi)
To put on record that in accordance with Section 4 of Chapter XXI of the CNV Rules, Mr. Diego Martín Salaverri acts as non-independent director whereas Messrs. Pablo Adrián Grigio Campana and Luis Andrés Caputo act as independent directors.

8) Appointment of Independent Auditor and Alternate Independent Auditor who shall render an opinion on the financial statements for the fiscal year started on January 1, 2010 and determination of fees payable to them

The Shareholders’ Meeting resolved, by a majority of votes capable of being cast and with the negative votes identified by the representative of shareholder The Bank of New York Mellon:

(i)
To appoint Messrs. Carlos Martín Barbafina and Gabriel Rolando Martini as the Company’s regular and alternate auditors, respectively, both members of Price Waterhouse & Co. S.R.L., member of PriceWaterhouseCoopers, in order to audit the financial statements for the fiscal year started on January 1, 2010; and

(ii)	To postpone the consideration of the fees payable to the Independent Auditors to the next Shareholders’ Meeting.

9) Consideration of allocation of a budgetary item for the operation of the Audit Committee.

The Shareholders’ Meeting resolved, by a majority of votes capable of being cast and with the negative votes and abstentions identified by the representative of shareholder The Bank of New York Mellon, to allocate the amount of $420,000 for the operation of the Audit Committee.

10) Reduction of capital stock due to cancellation of up to 211,883,347 common, registered, non-endorsable shares, of $1 par value each and entitled to one vote, currently held as treasury stock

The Shareholders’ Meeting resolved, by a majority of votes capable of being cast and with the negative votes and abstentions identified by the representative of shareholder The Bank of New York Mellon, to reduce the Company’s capital stock through the cancellation of 211,883,347 treasury shares as a result of the different stock repurchase proceedings that the Company performed during 2008 and the first half of 2009.

11) Grant of authorizations to carry out proceedings and filings necessary to obtain the relevant registrations.

The Shareholders’ Meeting resolved, by a majority of votes capable of being cast and the negative votes identified by the representative of shareholder The Bank of New York Mellon, to authorize Messrs. Romina Benvenuti, Andrés Traversaro, Ignacio Martín Meggiolaro and/or Facundo Mansur in order to register the resolutions approved by the Shareholders’ Meeting and to carry out such other proceedings as may be necessary before the relevant entities, including, without limitation, such filings as may be required in order to register the amendment to the bylaws with the Argentine Securities Commission, the Buenos Aires Stock Exchange and the Superintendency of Corporations, as the case may be.

Sincerely yours,

_______________________
Romina Benvenuti
Market Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 30, 2010

Pampa Energía S.A.

By:	/S/ Roberto Maestretti
Name: Roberto Maestretti Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.